SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 4)(1)


                        Centennial Communications Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  15133V 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Welsh, Carson, Anderson                    William J. Hewitt, Esq.
    & Stowe VIII, L.P.,                        Ropes & Gray LLP
    320 Park Avenue, Suite 2500                45 Rockefeller Plaza
    New York, New York  10022                  New York, New York  10111
    Attention: Jonathan M. Rather              Tel. (212) 841-5700
    Tel. (212) 893-9500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 24, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 15133V 20 8                                          Page 2 of 8 Pages

1) Name of Reporting Person         Welsh, Carson, Anderson & Stowe VIII, L.P.
   I.R.S. Identification
   No. of Above Person
   (Entities Only)
--------------------------------------------------------------------------------
2) Check the Appropriate Box        (a) [X]
   if a Member of a Group           (b) [ ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                  Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is             Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                  Delaware
--------------------------------------------------------------------------------
       Number of                    7)  Sole Voting Power   43,122,000 shares of
 Shares Beneficially                                        Common Stock
    Owned by Each                   --------------------------------------------
   Reporting Person                 8)  Shared Voting              -0-
        With                            Power
                                    --------------------------------------------
                                    9)  Sole Dis-           43,122,000 shares of
                                        positive Power      Common Stock
                                    --------------------------------------------
                                    10) Shared Dis-                -0-
                                        positive Power
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially          43,122,000 shares of
    Owned by Each Reporting Person         Common Stock
--------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                       41.0%
      Amount in Row (11)
--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                               PN

CUSIP No. 15133V 20 8                                          Page 3 of 8 Pages

1) Name of Reporting Person         Welsh, Carson, Anderson & Stowe VII, L.P.
   I.R.S. Identification
   No. of Above Person
   (Entities Only)
--------------------------------------------------------------------------------
2) Check the Appropriate Box        (a) [X]
   if a Member of a Group           (b) [ ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                  Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is             Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                  Delaware
--------------------------------------------------------------------------------
       Number of                    7)  Sole Voting Power   5,833,053 shares of
 Shares Beneficially                                        Common Stock
    Owned by Each                   --------------------------------------------
   Reporting Person                 8)  Shared Voting              -0-
        With                            Power
                                    --------------------------------------------
                                    9)  Sole Dis-           5,833,053 shares of
                                        positive Power      Common Stock
                                    --------------------------------------------
                                    10) Shared Dis-                -0-
                                        positive Power
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially          5,833,053 shares of
    Owned by Each Reporting Person         Common Stock
--------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                       5.6%
      Amount in Row (11)
--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                               PN

CUSIP No. 15133V 20 8                                          Page 4 of 8 Pages

1) Name of Reporting Person         WCAS Information Partners, L.P.
   I.R.S. Identification
   No. of Above Person
   (Entities Only)
--------------------------------------------------------------------------------
2) Check the Appropriate Box        (a) [X]
   if a Member of a Group           (b) [ ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                  Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is             Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                  Delaware
--------------------------------------------------------------------------------
       Number of                    7)  Sole Voting Power   204,669 shares of
 Shares Beneficially                                        Common Stock
    Owned by Each                   --------------------------------------------
   Reporting Person                 8)  Shared Voting              -0-
        With                            Power
                                    --------------------------------------------
                                    9)  Sole Dis-           204,669 shares of
                                        positive Power      Common Stock
                                    --------------------------------------------
                                    10) Shared Dis-                -0-
                                        positive Power
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially          204,669 shares of
    Owned by Each Reporting Person         Common Stock
--------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                       0.2%
      Amount in Row (11)
--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                               PN

CUSIP No. 15133V 20 8                                          Page 5 of 8 Pages

1) Name of Reporting Person         WCAS Capital Partners III, L.P.
   I.R.S. Identification
   No. of Above Person
   (Entities Only)
--------------------------------------------------------------------------------
2) Check the Appropriate Box        (a) [X]
   if a Member of a Group           (b) [ ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                  Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is             Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                  Delaware
--------------------------------------------------------------------------------
       Number of                    7)  Sole Voting Power   4,879,521 shares of
 Shares Beneficially                                        Common Stock
    Owned by Each                   --------------------------------------------
   Reporting Person                 8)  Shared Voting              -0-
        With                            Power
                                    --------------------------------------------
                                    9)  Sole Dis-           4,879,521 shares of
                                        positive Power      Common Stock
                                    --------------------------------------------
                                    10) Shared Dis-                -0-
                                        positive Power
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially          4,879,521 shares of
    Owned by Each Reporting Person         Common Stock
--------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                       4.6%
      Amount in Row (11)
--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                               PN


CUSIP No. 15133V 20 8                                          Page 6 of 8 Pages

                         Amendment No. 4 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 1999, Amendment No. 1 thereto filed on January 22, 2003, Amendment No. 2 thereto filed on June 9, 2003 and Amendment No. 3 thereto filed on September 15, 2003 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended to reflect that D. Scott Mackesy, James R. Matthews, John D. Clark and Sanjay Swani are managing members of CP III Associates.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------

          Item 6 is hereby amended by adding the following thereto:

          On July 24, 2006, the Equity Investors and the Issuer entered into Amendment No. 2 to the First Amended and Restated Stockholders Agreement (the "Second Stockholders Agreement Amendment"). The Second Stockholders Agreement Amendment further amends the First Amended and Restated Stockholders Agreement, dated as of January 20, 1999, by providing, among other things, that the Equity Investors would vote, at each annual or special meeting of stockholders called to elect directors, and whenever the stockholders of the Issuer act by written consent with respect to the election of the directors, (i) for the election of the Chief Executive Officer of the Issuer and (ii) for the election of three outside, independent directors. In addition, the Second Stockholders Agreement Amendment provides that (i) the Issuer's Compensation Committee shall consist of three directors, two of which shall be designees of theWCAS Stockholders (if any) and one of which shall be a designee of the Blackstone Stockholders (if any), (ii) the Issuer's Audit Committee shall consist of at least three directors, all of whom shall be directors who qualify under the rules of the Nasdaq Global Select Market applicable to audit committee members and (iii) the Issuer's other committees shall consist of at least three directors, at least two of which shall be designees of the WCAS Stockholders (if any) and one of which shall be a designee of the Blackstone Stockholders (if any).

          On July 24, 2006, the Equity Investors and the Issuer also entered into the Second Amended and Restated Registration Rights Agreement (the "Second Amended and Restated Registration Rights Agreement"), pursuant to which the Equity Investors modified certain rights that they have related to the registration of Common Stock under the Securities Act of 1933, as amended.

          The descriptions of the Second Stockholders Agreement Amendment and the Second Amended and Restated Registration Rights Agreement are qualified in their entirety by reference to the actual terms of the Second Stockholders Agreement Amendment and the Second Amended and Restated Registration Rights Agreement, which are Exhibits A and B, respectively, hereto, and which are

CUSIP No. 15133V 20 8                                          Page 7 of 8 Pages


incorporated herein by reference to Exhibits 4.1 and 4.2, respectively, to the Registration Statement on Form S-3 filed by the Issuer on July 26, 2006.

Item 7.   Material to be filed as Exhibits.
          ---------------------------------

Exhibit A -  Amendment No. 2, dated as of July 24, 2006, to First Amended and
             Restated Stockholders Agreement, dated as of January 20, 1999, among Centennial Communications Corp., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P., Blackstone CCC Capital Partners, L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III, L.P. and certain other individuals (incorporated by reference to Exhibit 4.1 of the Form S-3 filed by the Issuer on July 26,
             2006).

Exhibit B -  Second Amended and Restated Registration Rights Agreement, dated as of July 24, 2006, among Centennial Communications Corp., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P., Blackstone CCC Capital Partners, L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III, L.P. and certain other individuals (incorporated by reference to Exhibit 4.2 of the Form S-3 filed by the Issuer on July 26, 2006).

CUSIP No. 15133V 20 8                                          Page 8 of 8 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                          By:  WCAS VIII Associates, LLC, General Partner

                          By:      /s/ Jonathan M. Rather
                             --------------------------------------------------
                                   Managing Member


                          WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                          By:  WCAS VII Partners, L.P., General Partner

                          By:      /s/ Jonathan M. Rather
                             --------------------------------------------------
                                   General Partner


                          WCAS INFORMATION PARTNERS, L.P.
                          By:  WCAS INFO Partners, General Partner

                          By:      /s/ Jonathan M. Rather
                             --------------------------------------------------
                                   Attorney-in-Fact


                          WCAS CAPITAL PARTNERS III, L.P.
                          By:  WCAS CP III Associates, LLC,
                               General Partner

                          By:      /s/ Jonathan M. Rather
                             --------------------------------------------------
                                   Managing Member


Dated: July 28, 2006